Mail Stop 3561

June 7, 2010

Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia

> **Re:** **Mohawk Industries, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2010**
> **File No. 001-13697**

Dear Mr. Lorberbaum:

We have reviewed the letter of your counsel dated May 17, 2010 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter with any questions you may have.

Definitive Proxy Statement on Schedule 14A

Nominees for Director, page 2

1. We reviewed your response to comment two in our letter dated May 3, 2010. Please confirm in writing that you provide the requested disclosure in future filings.

Compensation Discussion and Analysis, page 12

Elements of our Compensation Program, page 14

Annual Incentives, page 14

2. We reviewed your response to comment three in our letter dated May 3, 2010. Please confirm that in future filings you will clarify whether and, if so, how you have adjusted consolidated operating income, or other metrics you may use in the future, and explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: R. David Patton, Esq.
        Alston & Bird LLP
        Via Facsimile